EXHIBIT 99.1

ING and AXA announce digital partnership  to build a global insurance platform

ING and AXA announced today an exclusive, long term, multi-country bancassurance partnership to provide insurance products and related services through a central digital insurance platform. Under the partnership, ING will bring to bear its leading digital banking experience and AXA its expertise in innovative modular insurance products and services, offering property & casualty (P&C), health and protection insurance solutions to ING customers in six of its Challenger markets: Germany, Australia1,   Italy, France, Czech Republic and Austria1.

ING and AXA teams will together develop personalized insurance products and relevant services, accessible via the ING mobile application, that meet the forward-looking needs of ING customers towards Living, Mobility and Wellness.

For ING, this is a continued step towards delivering the Think Forward strategy and empowering around 13 million ING customers to stay a step ahead in life and business. For AXA, the partnership is another step in its payer-to-partner strategy, in growing in its preferred segments and towards its vision to empower people to live a better life.

"Our partnership with AXA adds an important dimension to our ambition to build one customer-centric platform, a go-to place for financial needs," said Ralph Hamers, CEO of ING Group. "Adding personalized protection products that are life-stage driven, will ensure we keep our customers ahead in life, empowering them to stay in control, in line with their widening demands. The initiative will also contribute to diversify our income. We are excited to embark on this journey with AXA and we are united in our vision. We believe that, between our leading digital banking capabilities and AXA's unparalleled insurance expertise, we will be able to build an international platform of significant value to our customers."

"We are excited about the opportunity to partner with ING to deliver a significant step change in the future of digital insurance solutions, leveraging our joint digital capabilities and innovative assets, and providing a differentiated customer experience to address ING customers' protection needs', said Thomas Buberl, CEO of AXA . 'The partnership with ING represents a strong meeting of minds and a shared ambition of becoming a partner in our customer's life journey. This is another key step in AXA's transformation, fully aligned with our payer-to-partner strategy. We will indeed accelerate our growth in Europe and build innovative insurance solutions and services that have the potential of creating more frequent interactions with the customers".

 1 With the support of local insurance partners

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

IMPORTANT LEGAL INFORMATION

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